EXHIBIT 99.1.1

MERCER MUTUAL INSURANCE COMPANY

AND

MERCER INSURANCE GROUP, INC.

PRO FORMA APPRAISAL REPORT

JOINT PLAN OF CONVERSION

FROM MUTUAL TO STOCK ORGANIZATION

JANUARY 2, 2003

Appraisal Letter
Introduction
Company Background and Description
General Overview
Rationale for the Conversion
Previous Plan of Conversion
Franklin Holding Company, Inc.
Products and Services
Underwriting
Claims
Reinsurance
Marketing and Sales
Competition
Facilities
Employees
Management
Environmental and Legal
Regulatory
A.M. Best Rating
Financial Analysis of Mercer Mutual
Premiums and Revenue Growth
Underwriting Results
Investment Portfolio
2002 Interim Results
Insurance Industry Analysis
Public Company Analysis
Methodology
Other Valuation Methods
Companies Selected
Financial Comparisons
Discounts to Multiples
Application of Multiples
Valuation Conclusion
Forward Looking Information
Assumptions and Limiting Conditions
MERCER INSURANCE GROUP, INC. FORM S-1
PLAN OFCONVERSION
ARTICLES OF INCORPORATION
BYLAWS OF MERCER INSURANCE GROUP
FORM OF CERTIFICATE
EMPLOYEE STOCK OWNERSHIP PLAN
SPEAKER AGREEMENT
DAVIS AGREEMENT
EHRHARDT AGREEMENT
DANKA AGREEMENT
EXCESS PLAN
BENEFIT AGREEMENT
STOCK PURCHASE AGREEMENT DATED APRIL 6, 2001
STOCK PURCHASE AGREEMENT DATED JUNE 1, 2001
SHAREHOLDERS AGREEMENT
THIRD AMENDED AND RESTATED CERTIFICATE
AUDITOR'S CONSENT
CONSENT OF GRIFFIN FINANCIAL GROUP, LLC
ACCOUNTANTS CONSENT
APPRAISAL REPORT DATED JANUARY 2, 2003
APPRAISAL REPORT DATED MARCH 31, 2003
POLICYHOLDER INFORMATION STATEMENT

i

Appraisal Letter

607 Washington Street
P.O. Box 1497
Reading, PA 19603

PHONE	(610) 478-2102
EMAIL	egh@go2griffin.com
FAX	(610) 371-7377

JANUARY 2, 2003

PERSONAL & CONFIDENTIAL

Board of Directors
Mercer Mutual Insurance Company
c/o Mr. Andrew R. Speaker
President & Chief Executive Officer
10 North Highway 31
Pennington, NJ 08534

DEAR DIRECTORS:

     On December 13, 2002, Mercer Mutual Insurance Company (“Mercer Mutual” or the “Company”) adopted a Plan of Conversion (the “Plan”) under the Pennsylvania Mutual to Stock Conversion Act, 40 P.S. Sections 911-A et seq. (the “Act”), pursuant to which Mercer Mutual will convert from a mutual to a stock insurance company (the “Conversion”) and become a wholly-owned subsidiary of Mercer Insurance Group, Inc. (the “Holding Company”), a Pennsylvania corporation. Both the Plan and Section 804-A(d) of the Act require that an independent valuation of Mercer Mutual be performed.

     The purpose of this valuation is to establish the estimated range of market values of Mercer Mutual, at January 2, 2003, assuming that the conversion had been successfully completed on that date. The pro forma market values so estimated will, pursuant to the Plan, determine the number of shares of Holding Company common stock offered to Mercer Mutual policyholders and others. Griffin Financial Group, LLC (“Griffin”) has been retained by the Board of Directors of Mercer Mutual to perform this independent valuation (the “Appraisal”) of the estimated pro forma market value of Mercer Mutual as a subsidiary of the Holding Company. As permitted by Section 804-A(d) of the Act, the pro forma market value may be that value that is estimated to be necessary to attract a full subscription for the shares of Holding Company common stock offered. In addition, Section 804-A(d) of the Act permits the pro forma market

Board of Directors
Mercer Mutual Insurance Company
January 2, 2003

value to be stated as a range. References herein to the Company shall include Mercer Mutual in its current form and post-Conversion form as indicated by the context.

     Upon Conversion, the Holding Company will own 100% of the Company’s shares of common stock. In connection with the Conversion, the Holding Company will offer for sale to policyholders of record on December 13, 2002, in a non-transferable subscription rights offering, the Holding Company’s common stock at the total price equal to the estimated pro forma market value of Mercer Mutual. In the event the common stock is not fully subscribed by policyholders, remaining shares will be offered to directors, officers, and employees of Mercer Mutual. In addition, an employee stock ownership plan will purchase 10% of the stock sold in the offering. Shares remaining unsold after the subscription offering may be offered to the public in a community offering or an underwritten offering. Upon completion of the offering, the Holding Company will have shares of common stock issued and outstanding to policyholders of the Company, the Holding Company’s employee stock ownership plan, directors, officers, and employees of the Company and, if the shares are not fully-subscribed, to members of the general public. The Holding Company’s business will consist of its ownership of the Company and the investment of the net proceeds of the offering retained by the Holding Company.

     In accordance with the terms of our engagement letter dated December 19, 2002, we submit this Appraisal, which includes our opinion and summarizes the procedures used in arriving at our conclusion in accordance with the Act, the Plan, and practices of the Pennsylvania Insurance Department (the “Pennsylvania Department”).

     This Appraisal is not intended, and must not be construed, as a recommendation to the policyholders or any other persons regarding the purchase of common stock of the Holding Company in the offering or otherwise. The Appraisal constitutes an estimate of a range of values of the Company and is based upon a number of assumptions and estimates which are judgmental and is based upon facts which may change from time to time. We provide no guarantee, assurance, representation or warranty that any person who purchases shares of the Holding Company’s common stock in this conversion subsequently will be able to sell such shares of common stock at or above the price at which they purchased such shares. Griffin is not a broker of nor a dealer in securities within the meaning of federal and state securities laws and any

Board of Directors
Mercer Mutual Insurance Company
January 2, 2003

opinion or report by Griffin is not meant and shall not be utilized or construed as an offer or solicitation with respect to the purchase or sale of any securities in the offering.

     This Appraisal will be updated quarterly until commencement of the subscription offering and then at the conclusion of the subscription offering or as requested by the Company. Griffin assumes no responsibility to update the Appraisal at any other time. Any changes made in the range of estimated market values of Mercer Mutual as a subsidiary of the Holding Company pursuant to the Conversion will be detailed in our Updated Appraisal Report(s), which will consider developments in general stock market conditions, the initial public offering and mutual to stock conversion markets of property/casualty insurers, the results of the subscription offering, and the Company’s financial condition and results of operations.

     Griffin has relied upon, without independent verification, the accuracy and completeness of the information provided to, and reviewed by, it for the purposes of this Appraisal. Griffin has not made an independent evaluation or valuation of the assets or liabilities of the Company. We are not actuaries, nor have we made an assessment of the underwriting risk of the Company. We have assumed that the reserves established by the Company are adequate to meet future losses of the Company. The Appraisal also utilized information obtained from other publicly available sources which Griffin believes to be accurate but as to which we cannot attest to the accuracy.

     Concurrent with the preparation of this Appraisal, Griffin:

•	reviewed the Plan;

•	reviewed financial and operating data concerning the Company prepared by management;

•	reviewed the December 31, 2001 actuarial report, required by law;

•	reviewed the audited financial statements for the three years ending December 31, 2001, and the unaudited statements for the nine months ending September 30, 2002;

Board of Directors
Mercer Mutual Insurance Company
January 2, 2003

•	discussed and reviewed certain aspects of the past, current and future business practices, operations, financial condition and prospects of the Company with certain senior members of the Company’s management;

•	reviewed the market valuation of common stocks of property/casualty insurance companies which have made recent initial public offerings;

•	compared the Company to other property/casualty companies we deemed appropriate; and

•	compared Company data to certain publicly available industry averages and aggregates provided by industry sources.

     During the course of the review we performed, in order to provide the Appraisal, we conducted meetings and interviews with persons who, in our judgment, were capable of providing us with information necessary to complete the assignment. These interviews and meetings included, but were not limited to: Andrew R. Speaker, President and CEO; Paul D. Ehrhardt, Senior Vice President of Underwriting; H. Thomas Davis, Senior Vice President of Planning; John G. Danka, Vice President of Marketing; Therese M. Bissonnette, Assistant Vice President of Claims; Daniel J. Borges, Assistant Vice President of Programming and Development; and Gordon Coleman, Treasurer.

     In addition, we visited the Company’s corporate headquarters in Pennington, New Jersey as part of the preparation of the Appraisal.

     In connection with the review, we placed emphasis on the following factors:

•	The history and mutual nature of the Company, its lines of business and its position in the industry, including a review of its significant competitors;

•	The size of the company;

•	The geographic concentration of the Company’s business;

Board of Directors
Mercer Mutual Insurance Company
January 2, 2003

•	The economic outlook for the industry in which the Company operates;

•	The financial condition of the Company;

•	The results of operations of the Company;

•	The value of stock of corporations (listed on exchanges, or trading over-the-counter) engaged in similar lines of business as the Company;

•	Acquisitions of companies engaged in the sale of similar lines of business as the Company;

•	The degree of liquidity, or lack thereof, in shares of stock issued in connection with the conversion;

•	The financial terms and conditions of the proposed transaction; and

•	Conditions in the securities markets in general and in the securities market for property/casualty insurance company common stock in particular.

     During the review, we received access to all materials and personnel which we requested, and no limitations were placed upon the review.

     Our valuation considers the Company only as a going concern and is subject to the assumptions and limiting conditions presented in our report.

     In deriving our estimate of the range of pro forma market values of Mercer Mutual as a subsidiary of the Holding Company pursuant to the Conversion, we utilized the market valuation approach. The market valuation approach estimates a value by reviewing the relevant market pricing characteristics of securities of comparable companies that are publicly traded. This produces a market value of a company as if its securities were exchanged in the open market on a minority-interest basis, or a “freely-traded” value. We selected a group of property/casualty insurance companies based on factors defined elsewhere in the Appraisal that we believe investors likely would compare to the Company when making a decision to purchase the Holding

Board of Directors
Mercer Mutual Insurance Company
January 2, 2003

Company’s common stock. We also considered relative adjustments to freely-traded value due to size, new issue discount and other factors discussed herein. We did not utilize a discounted cash flow approach, net asset value approach, or a liquidation approach in deriving our estimate of the range of pro forma market value for the reasons discussed in our report.

     It is our opinion, pursuant to the instructions contained in the Act and Plan, as of January 2, 2003, the estimated pro forma market value range of Mercer Mutual as a subsidiary of the Holding Company is $41.7 million to $56.4 million, with a midpoint of $49.0 million.

Sincerely,

GRIFFIN FINANCIAL GROUP, LLC

Introduction

     On December 13, 2002, Mercer Mutual Insurance Company (“Mercer Mutual” or the “Company”) adopted a Plan of Conversion (the “Plan”) under the Pennsylvania Mutual to Stock Conversion Act, 40 P.S. Sections 911-A et seq. (the “Act”), pursuant to which Mercer Mutual will convert from a mutual to a stock insurance company (the “Conversion”) and become a wholly-owned subsidiary of Mercer Insurance Group, Inc. (the “Holding Company”), a Pennsylvania corporation. Both the Plan and Section 804-A(d) of the Act require that an independent valuation of Mercer Mutual be performed.

     The purpose of this valuation is to establish the estimated range of market values of Mercer Mutual, at January 2, 2003, assuming that the conversion had been successfully completed on that date. The pro forma market values so estimated will, pursuant to the Plan, determine the number of shares of Holding Company common stock offered to Mercer Mutual policyholders and others. Griffin Financial Group, LLC (“Griffin”) has been retained by the Board of Directors of Mercer Mutual to perform this independent valuation (the “Appraisal”) of the estimated pro forma market value of Mercer Mutual as a subsidiary of the Holding Company. As permitted by Section 804-A(d) of the Act, the pro forma market value may be that value that is estimated to be necessary to attract a full subscription for the shares of Holding Company common stock offered. In addition, Section 804-A(d) of the Act permits the pro forma market value to be stated as a range. References herein to the Company shall include Mercer Mutual in its current form and post-Conversion form as indicated by the context.

     Upon Conversion, the Holding Company will own 100% of the Company’s shares of common stock. In connection with the Conversion, the Holding Company will offer for sale to policyholders of record on December 13, 2002, in a non-transferable subscription rights offering, the Holding Company’s common stock at the total price equal to the estimated pro forma market value of Mercer Mutual. In the event the common stock is not fully subscribed by policyholders, remaining shares will be offered to directors, officers, and employees of Mercer Mutual. In addition, an employee stock ownership plan will purchase 10% of the stock sold in the offering. Shares remaining unsold after the subscription offering may be offered to the public in a community offering or an underwritten offering. Upon completion of the offering, the Holding Company will have shares of common stock issued and outstanding to policyholders of the Company, the Holding Company’s employee stock ownership plan, directors, officers, and employees of the Company and, if the shares are not fully-subscribed, to members of the general public. The Holding Company’s business will consist of its ownership of the Company and the investment of the net proceeds of the offering retained by the Holding Company.

     In accordance with the terms of our engagement letter dated December 19, 2002, we submit this Appraisal, which includes our opinion and summarizes the procedures used in arriving at our conclusion in accordance with the Act, the Plan, and practices of the Pennsylvania Insurance Department (the “Pennsylvania Department”).

     This Appraisal is not intended, and must not be construed, as a recommendation to the policyholders or any other persons regarding the purchase of common stock of the Holding Company in the offering or otherwise. The Appraisal constitutes an estimate of a range of values of the Company and is based upon a number of assumptions and estimates which are judgmental and is based upon facts which may change from time to time. We provide no guarantee, assurance, representation or warranty that any person who purchases shares of the Holding Company’s common stock in this conversion subsequently will be able to sell such shares of common stock at or above the price at which they purchased such shares. Griffin is not a broker of nor a dealer in securities within the meaning of federal and state securities laws and any opinion or report by Griffin is not meant and shall not be utilized or construed as an offer or solicitation with respect to the purchase or sale of any securities in the offering.

     Concurrent with the preparation of this Appraisal, Griffin:

•	reviewed the Plan;

•	reviewed financial and operating data concerning the Company prepared by management;

•	reviewed the December 31, 2001 actuarial report, required by law;

•	reviewed the audited financial statements for the three years ending December 31, 2001, and the unaudited statements for the nine months ending September 30, 2002;

•	discussed and reviewed certain aspects of the past, current and future business practices, operations, financial condition and prospects of the Company with certain senior members of the Company’s management;

•	reviewed the market valuation of common stocks of property/casualty insurance companies which have made recent initial public offerings;

•	compared the Company to other property/casualty companies we deemed appropriate; and

•	compared Company data to certain publicly available industry averages and aggregates provided by industry sources.

Company Background and Description

General Overview

     Mercer Insurance Group, Inc. (the “Holding Company”) was formed to become the holding company for Mercer Mutual Insurance Company (“Mercer Mutual” or the “Company”) upon completion of the Company’s conversion from mutual to stock form. The Holding Company currently has no material assets or liabilities.

     Mercer Mutual is a Pennsylvania mutual insurance company which was originally incorporated under a special act of the Legislature of the State of New Jersey in 1844. Mercer Mutual commenced operations under the name Mercer County Mutual Fire Insurance Company, which was changed to its current name in 1958. On October 16, 1997, Mercer Mutual filed Articles of Domestication with Pennsylvania, thereby changing its state of domicile from New Jersey to Pennsylvania. Mercer Mutual owns all of the issued and outstanding capital stock of Queenstown Holding Company, Inc. (“Queenstown”), which owns all of the issued and outstanding capital stock of Mercer Insurance Company of New Jersey, Inc. (“Mercer NJ”). Mercer Mutual owns controlling interest in Lock Haven, Pennsylvania based Franklin Holding Company, Inc. (“Franklin”), which owns all of the issued and outstanding capital stock of Franklin Insurance Company (“Franklin Insurance”). Mercer Mutual, Mercer NJ, and Franklin Insurance are collectively referred to herein as the “Insurance Companies”. Mercer Mutual prepares consolidated GAAP financial statements that include the Insurance Companies, Queenstown, and Franklin.

     Mercer Mutual is a property and casualty insurer of small and medium-sized businesses and individuals located in New Jersey and Pennsylvania. Mercer Mutual markets homeowners and commercial multi-peril policies, as well as other liability, workers’ compensation, fire, allied, inland marine and commercial automobile coverages through over 200 independent agencies.

Mercer Mutual is subject to examination and comprehensive regulation by the Pennsylvania Insurance Department (the “Pennsylvania Department”).

     Mercer NJ is a property and casualty stock insurance company that was incorporated in 1981. Currently, Mercer NJ offers only workers’ compensation insurance to businesses located in New Jersey. However, Mercer NJ also is authorized to write the same types of insurance offered by Mercer Mutual. Mercer NJ is subject to examination and comprehensive regulation by the New Jersey Department of Banking and Insurance (the “New Jersey Department”).

     Franklin Insurance is a property and casualty stock insurance company that was incorporated in 1997. Currently, Franklin Insurance offers private passenger automobile and homeowners insurance to individuals domiciled in Pennsylvania. Franklin Insurance is represented by approximately 50 independent agencies. Substantially all transactions conducted between Franklin Insurance and its agents are performed electronically via the internet. Franklin Insurance is subject to examination and comprehensive regulation by the Pennsylvania Department.

Rationale for the Conversion

     Based upon a review of the Company’s strategic alternatives, the Board of Directors of Mercer Mutual has determined that a plan of conversion that utilizes a subscription rights model is in the best interests of Mercer Mutual, its policyholders, and the communities that it serves. The Board of Directors believes that it is important to attract new capital in order to: (i) increase statutory surplus (and thereby strengthen policyholder protection), (ii) support anticipated growth in premiums, primarily from commercial lines, (iii) achieve increased risk diversification by continuing to expand the Company’s commercial lines, (iv) fund geographic expansion both through acquisition and increased agency representation, (v) provide increased opportunities for existing employees, and (vi) create new jobs. It is their further desire to reorganize Mercer Mutual as a wholly-owned subsidiary of the Holding Company. The Board of Directors and management believe a holding company structure will enhance and improve operational flexibility and facilitate product expansion and acquisitions. This will result in diversification of risk and enable Mercer Mutual to compete more effectively with other insurance companies.

     After completion of the Conversion, the unissued Holding Company common stock and the preferred stock authorized by the Holding Company’s Articles of Incorporation will permit the Holding Company to raise additional equity capital through further sales of securities and to issue securities in connection with possible acquisitions. At the present time, the Holding Company has no plans with respect to additional offerings of securities following the Conversion, other than the proposed issuance of additional shares to Franklin shareholders and Franklin Mutual (see FRANKLIN HOLDING COMPANY, INC and PREVIOUS PLAN OF CONVERSION

below) and upon exercise of any options granted, or the grant of any restricted stock awards, under the Holding Company’s proposed stock compensation plan.

Previous Plan of Conversion

     On October 17, 1997, Mercer Mutual adopted a Plan of Conversion that called for a standard subscription rights conversion in accordance with Pennsylvania law. In the midst of this process, an unsolicited offer to acquire the Company was made by Franklin Mutual Insurance Company (“Franklin Mutual”), a Branchville, New Jersey-based mutual insurance company (unrelated to Franklin of Lock Haven, Pennsylvania). Litigation ensued over disclosure of Mercer Mutual’s policyholder list, Franklin Mutual’s status (which Mercer Mutual had terminated) as a Mercer Mutual policyholder and other related issues. In connection with Mercer Mutual’s solicitation of a vote in favor of the plan, Franklin Mutual waged an active and aggressive proxy contest in opposition to the plan, incurring significant cost in the process. The Plan of Conversion was defeated at a special meeting of policyholders, with 57% voting in favor of the plan, which required a two-thirds majority to be approved.

     After the prior Plan of Conversion was terminated, Franklin Mutual sued in Bucks County (Pennsylvania) Common Pleas Court alleging that Mercer Mutual manipulated meeting record dates and Franklin Mutual’s status as a policyholder. The litigation was not actively pursued, but its existence effectively barred strategic steps by the Company. The litigation was settled in August 2002. Under terms of the settlement, Franklin Mutual cannot make a hostile offer to acquire Mercer Mutual, wage a proxy battle against Mercer Mutual, or finance a third party with respect to either an acquisition or proxy battle. Franklin Mutual will receive the right to purchase Holding Company common stock in the transaction on the same basis as policyholders of Mercer Mutual. The maximum number of shares of Holding Company common stock that a policyholder is expected to be able to purchase in the Conversion is 100,000 shares, or less than 2.5% (which we did not consider material) of the total number of shares which are anticipated to be issued in connection with the Conversion on a pre dilutive basis. Mercer Mutual has no knowledge as to whether Franklin Mutual will exercise its purchase option, and if so, for how many shares of Holding Company common stock.

Franklin Holding Company, Inc.

     Franklin became affiliated with Mercer Mutual in 2001 when the Company purchased 49% of the common stock and 50% of the Class A preferred stock of the Franklin Holding Company, Inc. which wholly owns Franklin Insurance Company. The remaining common stock is owned by Franklin’s founder, H. Thomas Davis, with the remaining Class A preferred stock owned by a group of six investors, and the Class B preferred stock owned by American Re. Mercer Mutual has the first right of refusal to acquire the remaining common stock of Franklin that it does not already own.

     The acquisition of Franklin not only diversified operations by expanding into North-central Pennsylvania but provided the Company a new technology platform. Franklin operates a paperless interface between the company and its agents in which agents use the internet to make inquiries, research and quote rates, file applications and monitor claims. Mercer Mutual is converting all lines to this platform, with the conversion currently about 20% complete.

     In accordance with the Shareholder Agreement of Franklin (included in Exhibit B) and its Amended and Restated Certificate of Incorporation and as part of the Conversion, the Company will issue approximately 448,141 shares of common stock to purchase all the remaining outstanding common and preferred shares and options of Franklin Holding Company, Inc. (see

Exhibit C) The number of shares to be issued is based on Mercer Mutual’s performance and therefore is subject to change, based on performance through June 30, 2003 or later.

Products and Services

     Mercer Mutual offers a variety of property and casualty insurance products primarily designed to meet the insurance needs of the businesses and property owners located in New Jersey and Pennsylvania. Mercer NJ currently offers only workers’ compensation insurance to businesses located in New Jersey, but also is authorized to write the same types of insurance offered by Mercer Mutual. Franklin Insurance offers personal lines products to individuals domiciled in Pennsylvania.

     Mercer Mutual’s products are developed in part by MSO, Inc. which provides custom product development, rating and statistical services for the property and casualty lines of its member companies. MSO, Inc.’s programs are currently available in New Jersey, Pennsylvania, Maryland, Delaware, Virginia, Indiana, West Virginia and Ohio. MSO, Inc. may also pursue licenses in other states. Franklin Insurance’s products are developed in part by ISO, which provides product development, rating and statistical services for the property and casualty lines of its member companies.

Homeowners

     The Insurance Companies’ homeowners policy is a multi-peril policy providing property and liability coverages and optional inland marine coverage. The homeowners policy is sold to provide coverage for an insured’s residence. The Insurance Companies market both a standard and a preferred homeowner product targeted for both the newly-constructed home and the older home market. As of September 30, 2002, Mercer Mutual had approximately 28,400 homeowners policies in force, with 40.4% of those representing the preferred product. In 2001, direct premiums written totaled $10.9 million, or 26% of total direct premiums written.

Private Passenger Automobile

     Franklin Insurance writes comprehensive personal automobile coverage including liability, property damage and all state required insurance minimums for individuals domiciled in Pennsylvania. This product is targeted toward individuals with lower than average risk profiles. As of September 30, 2002, Franklin Insurance had approximately 7,500 policies in force. In 2001, direct premiums written totaled $5.8 million, or 14% of total direct premiums written. Mercer Mutual does not write any private passenger automobile products.

Commercial Multi-Peril

Commercial Multi-Peril

Mercer Mutual writes several types of multi-peril commercial policies in New Jersey and Pennsylvania providing property and liability coverage. These accounts include all 3-4 family dwelling policies, larger apartment risks and condominium associations. Various other non-business owners risk classes also are written on this policy. As of September 30, 2002, approximately 1,200 multi-peril commercial policies were in force. Mercer Mutual is working to increase its market penetration for this product because it includes commercial liability risks that have more flexible and profitable rate structures. Increasing premiums revenue for commercial multi-peril should also help to diversify risk and lessen the impact of property losses on overall results.

Businessowners

Mercer Mutual has a businessowners policy that provides property and liability coverages to small businesses throughout New Jersey. This product is marketed to several distinct groups: (i) apartment building owners with 60 or fewer units; (ii) condominium associations; (iii) business owners who lease their buildings to tenants; (iv) mercantile businessowners, such as florists, delicatessens, and beauty parlors; and (v) offices with owner and/or tenant occupancies. As of September 30, 2002, approximately 4,000 businessowners policies were in force.

Religious Institutions

Mercer Mutual created a specialized multi-peril policy specifically designed for religious institutions. This enhanced product includes directors and officers coverage, religious counseling coverage and systems breakdown coverage (through a reinsurance arrangement). Coverage for childcare centers and schools also is available. As of September 30, 2002, approximately 500 religious institution policies were in force.

In 2001, direct premiums written for all commercial multi-peril lines, including business owners and religious institutions, totaled $9.7 million, or 23% of total direct premiums written.

Other Liability

Commercial General Liability

Mercer Mutual writes liability coverage for insureds who do not have property exposure or whose property exposure is insured elsewhere. The majority of these policies are written for small contractors such as carpenters, painters or electricians, who choose to self-insure small property items. Coverage for both premises/operations and products/completed operations exposures are routinely provided. Coverage is provided for other exposures such as vacant land and habitational risks. There were approximately 1,700 commercial general liability policies in force as of September 30, 2002. In 2001, direct premiums written totaled $5.2 million, or 12% of total direct premiums written.

Commercial Umbrella Liability

Commercial umbrella coverage is available for insureds who insure their primary general liability exposures with Mercer Mutual through a businessowners, commercial multi-peril, religious institution or commercial general liability policy. Limits of $1,000,000 to $5,000,000 are readily available with higher limits provided if appropriate. To improve processing efficiencies and maintain underwriting standards, Mercer Mutual prefers to offer this coverage as an endorsement to the underlying liability policy rather than as a separate stand-alone policy.

Personal Excess Liability

Mercer Mutual writes personal line excess liability, or “umbrella,” policies covering personal liabilities in excess of amounts covered under Mercer Mutual’s homeowners policies. Such policies are available generally with limits of $1 million to $5 million. Mercer Mutual does not generally market excess liability policies to individuals unless the insured has a primary liability policy with Mercer Mutual.

Fire, Allied Lines and Inland Marine

Fire, Allied Lines and Inland Marine

Fire and allied lines insurance generally covers fire, lightning, and removal and extended coverage. Inland marine coverage insures merchandise or cargo in-transit and business and personal property. Mercer Mutual offers these coverages for property exposures in cases where it is not insuring the companion liability exposures. Generally, the rates charged on these policies are higher than those for the same property exposures written on a multi-peril or businessowners policy. There were approximately 230 fire, allied lines and inland marine policies in force as of September 30, 2002. In 2001, direct premiums written totaled $2.2 million, or 5% of total direct premiums written.

Combination Dwelling Policy

The combination dwelling product is a flexible, multi-line package of insurance coverage. It is targeted to be written on an owner or tenant occupied dwelling of no more than two families. The dwelling policy combines property and liability insurance but also may be written on a monoline basis. The property portion is considered a fire, allied lines and inland marine policy, and the liability portion is considered an other liability policy. As of September 30, 2002, approximately 3,800 combination dwelling policies were in force. In 2001, direct premiums written totaled $2.3 million, or 6% of total direct premiums written.

Commercial Automobile

     This product is designed to cover light and medium weight trucks used in business, as well as company-owned private passenger vehicles. Other specialty classes such as church vans and funeral directors vehicles also can be covered. The policy is marketed as a companion offering to Mercer Mutual’s businessowners, commercial multi-peril, religious institution, commercial property or general liability policies. As of September 30, 2002, approximately 800 commercial automobile policies were in force. In 2001, direct premiums written totaled $1.8 million, or 4% of total direct premiums written.

Workers’ Compensation

     The Insurance Companies generally write workers’ compensation policies in conjunction with an otherwise eligible businessowners, commercial multi-peril, religious institution, commercial property or general liability policy. Stand-alone workers’ compensation policies are available only as an accommodation. There were approximately 2,200 workers’ compensation policies in force as of September 30, 2002. In 2001, direct premiums written totaled $3.0 million, or 7% of total direct premiums written.

Underwriting

     The Insurance Companies underwrite personal and commercial lines by evaluating each risk with consistently applied standards. The Insurance Companies maintain information on all aspects of their business that is regularly reviewed to determine product line profitability. The Insurance Companies employ 15 underwriters and seven associate underwriters, who specialize in either personal or commercial lines. Each underwriter has an average of 15 years of experience, and each associate underwriter has an average of 14 years of experience. Specific information is monitored with regard to individual insureds to assist the Insurance Companies in making decisions about policy renewals or modifications.

     During the underwriting process, the Insurance Companies rely to a significant extent on information provided by their independent agencies. Subject to certain guidelines, agents also pre-screen policy applicants and act as field underwriters. The Insurance Companies’ independent agencies have the authority to sell and bind insurance coverages in accordance with pre-established guidelines. Agencies’ underwriting results are monitored monthly. On occasion, agencies with historically poor loss ratios have had their binding authority removed until more profitable underwriting results were achieved.

Claims

     Claims are received by Mercer Mutual directly from the insured or through the Insurance Companies’ independent agencies. Claims are then assigned to either an in-house adjuster or an independent adjuster, depending upon the size and complexity of the claim. The adjuster investigates and settles the claim. As of September 30, 2002, the Insurance Companies had eight in-house adjusters and worked with numerous independent adjusters.

     Claims settlement authority levels are established for each claims adjuster based upon his or her level of experience. The Claims Department is responsible for reviewing all claims, obtaining necessary documentation, estimating the loss reserves and settling the claims.

Reinsurance

     In accordance with insurance industry practice, the Insurance Companies reinsure a portion of their exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance is ceded principally to reduce net liability on individual risks, to mitigate the effect of individual loss occurrences (including catastrophic losses), to stabilize underwriting results and to increase the Insurance Companies’ underwriting capacity.

     Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each risk or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of business written is automatically reinsured. Reinsurance also can be classified as quota share reinsurance, pro-rata insurance or excess of loss reinsurance. Under quota share reinsurance and pro-rata insurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums less a ceding commission. The ceding company, in turn, recovers from the reinsurer the reinsurer’s share of all losses and loss adjustment expenses incurred on those risks. Under excess reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded. The Insurance Companies place all of their reinsurance either through the use of brokers or directly with the reinsurance company.

     The Insurance Companies determine the amount and scope of reinsurance coverage to purchase each year based on a number of factors. These factors include the evaluation of the risks accepted, consultations with reinsurance representatives, and a review of market conditions, including the availability and pricing of reinsurance. The Insurance Companies’ reinsurance arrangements are placed with non-affiliated reinsurers, and are generally renegotiated annually. For the year ended December 31, 2000, the Insurance Companies ceded to reinsurers $3.92 million of earned premiums. For the year ended December 31, 2001, the Insurance Companies ceded to reinsurers earned premiums of $6.95 million. For the nine months ended September 30,

2002, the Insurance Companies ceded to reinsurers earned premiums of $5.07 million, compared to $4.70 million in earned premiums ceded to reinsurers for the nine months ended September 30, 2001.

     The largest exposure retained by the Insurance Companies on any one individual property risk is $300,000. Individual property risks in excess of $300,000 are covered on an excess of loss basis pursuant to various reinsurance treaties. All property lines of business, including commercial automobile physical damage, are reinsured under the same treaties.

     Except for umbrella liability, individual casualty risks that are in excess of $300,000 are covered on an excess of loss basis up to $1.0 million per occurrence, pursuant to various reinsurance treaties. Casualty losses in excess of $1.0 million arising from workers’ compensation claims are reinsured up to $10.0 million on a per occurrence and per person treaty basis by various reinsurers. Umbrella liability losses are reinsured on a 90% quota share basis up to $1.0 million and a 100% quota share basis in excess of $1.0 million up to $5.0 million, with a ceding commission of 30.0%. The Insurance Companies also purchase casualty contingency loss excess reinsurance providing $3.0 million of coverage in excess of $1.0 million.

     Catastrophic reinsurance protects the ceding insurer from significant aggregate loss exposure. Catastrophic events include windstorms, hail, tornadoes, hurricanes, earthquakes, riots, blizzards and freezing temperatures. The Insurance Companies purchase layers of excess treaty reinsurance for catastrophic property losses. 100% of catastrophic losses per occurrence in excess of $1.0 million and up to $2.0 million, and 97.5% of losses per occurrence in excess of $2.0 million, up to a maximum of $32.0 million per occurrence are reinsured.

Marketing and Sales

     The Insurance Companies market their property and casualty insurance products in New Jersey and Pennsylvania exclusively through independent agencies. The Insurance Companies manage their agencies through quarterly business reviews (with underwriter participation) and establishment of goals for premiums volume and profitability. The Insurance Companies have in recent years eliminated a number of low volume and/or unprofitable agencies. All of the Insurance Companies’ independent agencies represent multiple carriers and are established businesses in the communities in which they operate. The Insurance Companies’ independent agencies generally market and write the full range of the Insurance Companies’ products. The Insurance Companies consider their relationships with agencies to be excellent.

     For the nine months ended September 30, 2002, and the year ended December 31, 2001, the Insurance Companies’ two largest agencies, Davis Insurance Agency, Inc. and Brown & Brown, Inc. accounted for approximately $7.9 million and $6.9 million, or 21% and 17%, respectively, of the Insurance Companies’ direct premiums written. No other agency accounted for more than 5% of the Insurance Companies’ direct premiums written.

     The Insurance Companies encourage personal contact between their agents and the policyholders. The Insurance Companies believe that their fast and efficient service, name recognition, policyholder loyalty, and policyholder satisfaction with agency and claims relationships are the principal sources of new customer referrals, cross-selling of additional insurance products, and policyholder retention.

     The Insurance Companies depend upon their agency force to produce new business and to provide customer service. The network of independent agencies also serves as an important source of information about the needs of the communities served by the Insurance Companies.

This information is utilized by the Insurance Companies to develop new products and new product features.

     Agencies are compensated through a fixed base commission with an opportunity for profit sharing depending on the agency’s premiums earned and loss experience. The Insurance Companies believe that their overall compensation of agents is relatively generous, subject to the agent directing high-quality insureds to the Insurance Companies.

     The Insurance Companies’ independent agencies are monitored and supported by marketing representatives. The marketing representatives are employees of the Insurance Companies who have principal responsibility for recruiting agencies and training new agents. The Insurance Companies hold seminars for agents and conduct training programs that provide both technical training about products and sales training on how to market such products. The Insurance Companies also provide personal computer software to agencies that enables the agencies to quote rates on most policies. The Insurance Companies believe that the quality and sophistication of its data processing systems serves to enhance relations with the agents and policyholders. The Insurance Companies marketing efforts are further supported by their claims philosophy, which is designed to provide prompt and efficient service, thereby making the claims process a positive experience for agents and policyholders.

Competition

     The property and casualty insurance market is highly competitive. The Insurance Companies’ ability to compete successfully in their principal markets is dependent upon a number of factors, many of which are outside the Insurance Companies’ control. Most of the lines of insurance written by the Insurance Companies are subject to significant price competition. Other insurance companies offer insurance at lower premium rates through the use of salaried personnel or other methods, rather than through independent agents paid on a commission basis, as the Insurance Companies do. In addition to price, competition in the lines of business written by the Insurance Companies is based on quality of the products, quality and speed of service, financial strength, ratings, distribution systems and technical expertise. Management considers its primary competitors to be Harleysville Insurance Group, Selective Insurance Group, Erie Insurance Group, and other regional mutual insurance companies.

Facilities

     The Company’s and the Insurance Companies’ main offices are located at 10 North Highway 31, Pennington, New Jersey in a 14,357 square foot facility on approximately 5.8 acres of land owned by Mercer Mutual. Mercer Mutual has received approval to construct an 11,012 square foot addition to its main office. Completion of the addition is expected in 2003.

     Mercer Mutual recently purchased and renovated a 32,000 square foot office facility in Lock Haven, Pennsylvania. Mercer Mutual intends to use most of this facility as its operations center, and to sub-lease the remaining portion.

Employees

     As of September 30, 2002, the total number of full-time equivalent employees of BICUS Services Corporation (“BICUS”), which provides management and administrative services to all of the companies constituting the Mercer Insurance Group, was 87. None of these employees are covered by a collective bargaining agreement and BICUS believes that employee relations are good.

Management

     The Company’s Executive Management Team consists of seven persons, each of whom were interviewed as part of the due diligence process. Management displays strong knowledge of the Company and the industry.

Andrew R. Speaker, 39, President and CEO

Mr. Speaker has over fifteen years of experience in the insurance industry. This experience is comprised of five years as a Certified Public Accountant (currently inactive status) providing services to a variety of insurance carriers and over twelve years with Mercer Mutual in capacities ranging from Treasurer to Chief Financial Officer and Chief Operating Officer before his appointment as President. He is a graduate of LaSalle University.

H. Thomas Davis, 54, Senior Vice President of Planning

Mr. Davis has over thirty years of experience in the insurance industry. He has ownership of 100% of the common stock of Davis Insurance Agency, Inc. and Central Pennsylvania Insurance Group, Inc., which are Pennsylvania domiciled corporations. These businesses have acquired 25 insurance agencies and currently write in excess of $30 million in annual sales of property/casualty, life, group life, group health and individual health products. In 1997, Mr. Davis formed Franklin. In June 2001, Mr. Davis sold 49% of his ownership interest in Franklin to Mercer Mutual.

Paul D. Ehrhardt, 44, Senior Vice President of Underwriting

Mr. Ehrhardt has over twenty years of experience in the insurance industry. This experience includes various positions in the underwriting segment of the industry such as supervisor, processing manager, technical services manager, and regional manager. Prior to his employment with Mercer Mutual, which began in 1996, Mr. Ehrhardt provided services to such property/casualty companies as CIGNA, Hartford, American Reliance and the Vik Brothers Insurance Group.

Gordon A. Coleman, 44, Treasurer

Mr. Coleman has over twenty years of experience in the insurance industry. His career includes a variety of financial positions including accounting manager, director of reinsurance accounting, controller and treasurer. Prior to his employment with Mercer

Mutual, which began in 1997, he provided services to such property/casualty insurers as the MIIX Group, American Reliance Group and Vik Brothers Insurance Group. Mr. Coleman was responsible for SEC financial reporting compliance during his tenure at American Reliance. He is a graduate of West Virginia University and holds the designation of Certified Public Accountant and Associate in Reinsurance (ARe).

John G. Danka, 54, Vice President of Marketing

Mr. Danka has over thirty years of experience in the insurance industry including Manager of Systems Assurance and Data Processing, Senior Manager - Personal Lines Underwriting, and Vice President of Marketing and Personal Lines Underwriting. Prior to joining Mercer Mutual in 1993, Mr. Danka was with American Reliance Group and Vik Brothers Insurance Group. He is a graduate of Rider College and holds several Certified Property & Casualty Underwriter Designations.

Therese M. Bissonnette, 40, Assistant Vice President of Claims

Ms. Bissonnette has over seventeen years of experience in property/casualty claims adjustment and management. Ms. Bissonnette was employed by Mercer Mutual from 1991 to 1998 and rejoined Mercer Mutual in April 2000. Prior to working for Mercer Mutual, she provided services to Liberty Mutual Insurance Company, Harleysville Insurance Company, PMA Insurance Company, the Redwoods Group, and the North Carolina Joint Underwriting Association. She is a graduate of Villanova University.

Daniel J. Borges, 31, Assistant Vice President, Programming and Development

Mr. Borges has over five years of experience in the insurance industry associated with the development, implementation and management of information systems. Mr. Borges has additional programming experience outside of the insurance industry and has two years of education in Business Application Programming from the Pennsylvania College of Technology.

Environmental and Legal

     Insurance companies are parties to litigation in the normal course of business, but Mercer Mutual currently knows of no environmental issues nor existing or pending litigation that should materially adversely impact earnings.

Regulatory

     Insurance companies are subject to supervision and regulation in the states in which they do business. This supervision and regulation relates to many aspects of an insurance company’s business and financial condition. The primary purpose of this supervision and regulation is the protection of policyholders. The extent of such regulation varies. Generally the regulation derives from state statutes which delegate regulatory, supervisory and administrative authority to state insurance departments. The authority of the state insurance departments covers a broad range of insurance matters. State insurance departments also conduct periodic examinations of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

     Examinations are regularly conducted by the Pennsylvania Department and the New Jersey Department every three to five years. The Pennsylvania Department’s last examination of Mercer Mutual was as of December 31, 1999. Franklin Insurance also was last examined by the Pennsylvania Department as of December 31, 1999. The New Jersey Department’s last completed examination of Mercer Mutual and Mercer NJ was as of December 31, 1995. These examinations did not result in any adjustments to the financial position of either of the Insurance Companies. In addition, there were no substantive qualitative matters indicated in the examination reports that had a material adverse impact on the operations of the Insurance Companies. The New Jersey Department is currently conducting an examination of Mercer NJ as of December 31, 2000 and the Pennsylvania Department is currently conducting an examination of Franklin Insurance.

     The National Association of Insurance Commissioners (“NAIC”) has adopted risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula. Both Pennsylvania and New Jersey have adopted the requirements, which attempt to measure statutory capital and surplus needs based on the risks in a company’s mix of products and investment portfolio. Under the formula, a company first determines its Authorized Control Level risk-based capital (“ACL”). The ACL takes into account (i) the risk with respect to the insurer’s assets; (ii) the risk of adverse insurance experience with respect to the insurer’s liabilities and obligations, (iii) the interest rate risk with respect to the insurer’s business; and (iv) all other business risks and such other relevant risks as are set forth in the RBC instructions. A company’s “Total Adjusted Capital” is the sum of statutory capital and surplus and such other items as the RBC instructions may provide. The formula is designed to allow state insurance regulators to identify potential weakly capitalized companies.

     The requirements provide for four different levels of regulatory attention. The “Company Action Level” is triggered if a company’s Total Adjusted Capital is less than 2.0 times its ACL but greater than or equal to 1.5 times its ACL. At the Company Action Level, the company must submit a comprehensive plan to the regulatory authority which discusses proposed corrective actions to improve the capital position. The “Regulatory Action Level” is triggered if a company’s Total Adjust Capital is less than 1.5 times but greater than or equal to 1.0 times its ACL. At the Regulatory Action Level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The “Authorized Control Level” is triggered if a company’s Total Adjusted Capital is less than 1.0 times but greater than or equal to 0.7 times its ACL, and the regulatory authority may take action it deems necessary, including placing the company under regulatory control. The “Mandatory Control Level” is triggered if a company’s Total Adjusted Capital is less than 0.7 times its ACL, and the regulatory authority is mandated to place the company under its control. The Total Adjusted Capital for each of the Insurance Companies has never failed to exceed the Company Action Level. There can be no assurance, however, that the capital requirements applicable to the business of the Insurance Companies will not increase in the future.

     The NAIC has also developed a set of eleven financial ratios referred to as the Insurance Regulatory Information System (IRIS). The IRIS ratios are used by state insurance regulators to monitor the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny where four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratio results that are outside the acceptable range is subject to the judgment of the applicable state insurance department. The increased scrutiny is often an accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratio results being outside the acceptable range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control.

     Many states have guaranty fund laws under which insurers doing business in such states can be assessed in that state in order to fund policyholder liabilities of insolvent insurance companies. New Jersey and Pennsylvania, the states in which the Insurance Companies do business, have such laws. Under these laws an insurer is subject to assessment depending upon its market share of a given line of business. The Insurance Companies make accruals for their portion of assessments related to such insolvencies when notified of assessments by the guaranty associations.

     The property and casualty insurance industry has recently received a considerable amount of publicity because of rising insurance costs and the unavailability of insurance. New regulations and legislation are being proposed to limit damage awards, to control plaintiffs’ counsel fees, to bring the industry under regulation by the federal government and to control premiums, policy terminations and other policy terms. It is not possible to predict whether, in what form or in what jurisdictions any of these proposals might be adopted or the effect, if any, on the Insurance Companies.

     The Insurance Companies are restricted by the insurance laws of their respective states of domicile regarding the amount of dividends or other distributions they may pay without notice to or the prior approval of the state regulatory authority. In connection with the Pennsylvania Department’s approval of the prior plan of Conversion, Mercer Mutual would have been subject to, among other things, the condition that for a period of three years following the Conversion, Mercer Mutual could not declare or pay a dividend. After such three-year period expired, Mercer Mutual’s ability to declare and pay dividends would then be subject to Pennsylvania law. Mercer Mutual expects that if the Conversion is approved, the Pennsylvania Department will impose a similar condition. Absent any additional constraint imposed by the Pennsylvania Department, Pennsylvania law sets the maximum amount that may be paid by Mercer Mutual during any twelve-month period after notice to, but without prior approval of, the Pennsylvania Department. This amount cannot exceed the greater of 10% of Mercer Mutual’s statutory surplus as reported on the most recent annual statement filed with the Pennsylvania Department, or the net income of Mercer Mutual for the period covered by such annual statement. If additional dividend restrictions are not imposed, then as of December 31, 2001, amounts available for payment of dividends by Mercer Mutual without the prior approval of the Pennsylvania Department would have been approximately $3.17 million.

     Most states have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish certain information. This includes information that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine the Insurance Companies and the Holding Company at any time, require disclosure of material transactions by the Insurance Companies and the Holding Company and require prior notice of approval of certain transactions, such as “extraordinary dividends” from the Insurance Companies to the Holding Company.

     All transactions within the holding company system affecting the Insurance Companies and the Holding Company must be fair and equitable. Notice of certain material transactions between an insurer and any person in its holding company system is required to be given to the applicable insurance commissioner. In some states, certain of such transactions cannot be consummated without the prior approval of the applicable insurance commissioner.

     Approval of the applicable insurance commissioner is required prior to consummation of transactions affecting the control of an insurer. In New Jersey and Pennsylvania, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. Pennsylvania law also prohibits any person from (i) making a tender offer for, or a request or invitation for tenders of, or seeking to acquire or acquiring any voting security of a Pennsylvania insurer if, after the consummation of such an acquisition, such person would be in control of such insurer, or (ii) effecting or attempting to effect an acquisition of control of or merger with a Pennsylvania insurer, unless such offer, request, invitation, acquisition, effectuation or attempt has received the prior approval of the Pennsylvania Department.

     Under Pennsylvania law from the time a mutual insurance company files with the Pennsylvania Department an application to convert to a stock company until the effective date of the conversion, any offer to acquire, announcement of an offer to acquire or acquisition of such converting company is prohibited (the “Antitakeover Law”). Any such offer, announcement or acquisition would constitute a violation of the Act as well as the Pennsylvania holding company law described above.

A.M. Best Rating

     A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns an “A” (Excellent) rating to the Insurance Companies as a group. This rating is the third highest rating category out of 16 categories. A.M. Best assigns “A” ratings to companies that have, on balance, excellent financial strength, operating performance and market profile compared to the standards established by A.M. Best. Companies rated “A” are considered to have a strong ability to meet their long-term obligations to policyholders. The rating evaluates the claims paying ability of the Company, and is not a recommendation on the merits of an investment in the Company. No assurance can be given that A.M. Best will not reduce the Insurance Companies’ current rating in the future.

     In its ratings report on the Insurance Companies, A.M. Best states that the Insurance Companies have excellent capitalization, a solid operating performance and a conservative operating philosophy. A.M. Best cites management’s disciplined underwriting approach, diversified product offerings and local market knowledge. The report states that these positive attributes are somewhat offset by geographic concentration and a high expense structure. However, A.M. Best states that due to Mercer Mutual’s excellent capital position, consistent operating performance and strategic initiatives to further enhance its profitability, the Insurance Companies’ ratings outlook is stable.

Financial Analysis of Mercer Mutual

     The following financial data is derived from the consolidated financial results for Mercer Mutual for each of the years in the five-year period ended December 31, 2001, audited by KPMG, LLP, unaudited consolidated financial results for the nine-month period ended September 30, 2002, and other unaudited information provided by management. The most recent audited financial statements are included in Exhibit F.

Premiums and Revenue Growth

     Mercer Mutual has increased both net premiums earned and total revenues over the last five years by adding new product lines, buying profitable books of business when available, and by acquiring Franklin. Despite this growth, Mercer Mutual’s premiums/surplus ratio is lower than the median premiums/surplus ratio of publicly traded property/casualty insurers.

GAAP Reported Revenues ($000s)

	For the year ended December 31,

	2001	2000	1999	1998	1997

Net Premiums Earned	$30,728	$27,635	$26,839	$23,609	$17,969
% Change	11%	3%	14%	31%
Total Revenue	$33,445	$30,319	$29,801	$26,536	$21,081
% Change	10%	2%	12%	26%
Premiums/Surplus Ratio (1)
Mercer	0.97	0.92	0.97	1.06	0.82
Industry Median (2)	1.19	1.02	1.06	0.98	0.99

(1) Net premiums written / average policyholder surplus

(2) Median value for publicly-traded property/casualty insurers (excludes reinsurers).

Source: SNL Financial

     The majority of the growth over this period is in the Insurance Companies’ commercial lines, which in 1997 accounted for approximately 40% of net premiums written while homeowners accounted for approximately 60%. In 2001, commercial lines represented approximately 57% of net premiums written. The following table outlines business production for 2001.

2001 Business Production and Profitability ($000s)

	Premiums Written		% of	Pure	Loss
			Total	Loss	& LAE
	Direct	Net	NPW	Ratio	Reserves

Homeowners	$13,196	$11,663	33.4%	41.4%	$6,662
Commercial Multi-Peril	9,689	8,391	24.1%	29.2%	4,336
Other Liability (Occurrence Basis)	5,154	4,224	12.1%	40.6%	7,679
Workers’ Compensation	3,022	2,318	6.6%	31.0%	3,538
Private Passenger Auto Liability	3,263	1,886	5.4%	31.3%	430
Auto Physical	2,974	1,856	5.3%	106.8%	325
Commercial Auto Liability	1,809	1,770	5.1%	51.6%	1,585
Fire	1,347	1,338	3.8%	64.8%	710
Allied Lines	902	801	2.3%	23.4%	225
All Other	935	640	1.9%	9.7%	144

Totals	$42,291	$34,887	100.0%	40.8%	$25,634

Underwriting Results

     Mercer Mutual has a very strong five-year track record of underwriting performance with GAAP combined ratios below 100% throughout the period. This is especially impressive in light of the above-mentioned premiums growth during the same period. Final data is not available, but the Insurance Companies expect the GAAP combined ratio to be below 100% for a sixth consecutive year in 2002.

GAAP Combined Ratios

	For the year ended December 31,

	2001	2000	1999	1998	1997

Loss Ratio	47.3%	49.6%	48.8%	50.6%	59.0%
Expense Ratio	46.3%	43.6%	43.5%	45.5%	40.5%

Combined Ratio	93.6%	93.2%	92.4%	96.1%	99.4%
Industry Median (1)
Loss Ratio	80.1%	75.4%	71.0%	69.7%	68.0%
Expense Ratio	29.5%	30.4%	32.1%	31.7%	32.6%
Combined Ratio	108.4%	106.2%	101.0%	102.6%	96.7%

(1) Median value for publicly-traded property/casualty insurers (excludes reinsurers).

Source: SNL Financial

     Although the Company’s loss ratio has been well below the industry median, its expense ratio has consistently been above the industry median. Mercer Mutual’s relatively small size and related inability to benefit from economies of scale, and its relatively generous commission structure are the primary reasons for the relatively high expense ratio. The Company believes that the commission structure has contributed substantially to its low loss ratio.

Liabilities for Losses and Loss Adjustment Expenses ($000s)

	For the year ended December 31,

	2001	2000	1999	1998	1997

Balance, January 1	$28,766	$29,471	$30,948	$31,872	$35,221
Less Reinsurance Recoverable on Unpaid Losses and Loss Expense	(4,675)	(5,828)	(8,383)	(12,021)	(15,147)

Net Balance on January 1	24,091	23,643	22,565	19,851	20,074

Incurred Related to:
Current Year	18,484	17,659	15,762	13,919	11,649
Prior Year	(3,950)	(3,948)	(2,653)	(1,977)	(1,055)

Total Incurred	14,534	13,711	13,109	11,942	10,594

Paid Related to:
Current Year	7,935	7,415	6,502	4,691	4,775
Prior Year	5,056	5,848	5,529	4,537	6,042

Total Paid	12,991	13,263	12,031	9,228	10,817

Net Balance, December 31	25,634	24,091	23,643	22,565	19,851
Plus Reinsurance Recoverable on Unpaid Losses and Loss Expense	5,425	4,675	5,828	8,383	12,021

Balance at December 31	$31,059	$28,766	$29,471	$30,948	$31,872

	For the year ended December 31,

	2001	2000	1999	1998	1997

Loss & LAE Reserves/Net Premiums Earned	1.01	1.04	1.10	1.31	1.77
Loss & LAE Reserves/Policyholder Surplus	0.88	0.87	1.06	1.11	1.37

     The decline in the ratio of loss & LAE reserves to net premiums earned from 1997 to 2001 suggests that the Insurance Companies are establishing fewer dollars of reserves for each dollar of premiums earned – a trend that could be viewed as a negative. However, as the next table indicates, the Insurance Companies’ original reserves have consistently been in excess of developed claims, and the ratio of loss & LAE reserves to policyholder surplus has demonstrated a similar trend. While this trend could also be potentially viewed as a negative, the reserve redundancies is again a mitigating factor.

Statutory Loss & LAE Reserve Development ($000s)

	Original
Calendar	Loss	Developed	(Excess)/
Year	Reserve	Claims	Shortage

1996	$19,271	$15,128	($4,143)
1997	19,032	13,467	(5,565)
1998	21,236	15,492	(5,744)
1999	21,869	16,874	(4,995)
2000	22,226	18,867	(3,359)
2001	22,335	22,335	—

     The Insurance Companies’ conservative underwriting standards are evidenced by the favorable trends in loss development that have occurred from 1996 to 2001. The preceding table shows that the initial reserves established by the Insurance Companies have consistently exceeded developed claims, thereby proving the initial reserves to be redundant.

Changes in Policyholder Surplus ($000s)

	For the year ended December 31,

	2001	2000	1999	1998	1997

Balance, Beginning of Period	$32,912	$27,929	$27,889	$23,236	$19,282
Net Income	3,300	3,068	2,092	2,635	2,217
Other Comprehensive Income (net of tax)
Unrealized Gains (Losses) on Securities	(815)	1,915	(2,052)	2,018	1,737

Comprehensive Income	2,485	4,983	40	4,653	3,954

Balance, End of Period	$35,397	$32,912	$27,929	$27,889	$23,236

CAGR (1)	11%

(1) Compound Annual Growth Rate 1997-2001

     The Company’s revenue growth combined with its strong underwriting performance has contributed to an 11% compound average rate of growth of policyholder surplus since 1997.

Investment Portfolio

     Due to declining interest rates and declining equity markets, Mercer Mutual’s average investment return declined over the past three years.

	For the year ended December 31,

	2001	2000	1999

Investment Results (net of expenses)(1)(%)	3.9%	3.7%	4.9%

(1) Net investment gains (realized and unrealized) plus net investment income / average investments

     On a consolidated basis, all of Mercer Mutual’s investment securities are classified as available for sale and are carried at fair market value. Mercer Mutual’s investment portfolio is comprised of 68% fixed income securities and 32% equity securities. According to the Insurance Information Institute, Mercer Mutual’s mix of equity securities is significantly higher than the 24% average mix for the property/casualty industry. The Company’s equity securities, as required by Mercer Mutual’s investment policy, are concentrated in larger capitalization, quality companies and have a primary investment goal of capital appreciation. Mercer Mutual’s investment policy does not permit investment in unincorporated businesses, private placements or direct mortgages, foreign denominated securities, financial guarantees, or commodities.

Investment Portfolio at December 31, 2001 ($000s)

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair	% of
	Cost (1)	Gains	Losses	Value	Total

Fixed Income Securities
Available-for-sale:
U.S. Govt & Govt Agencies	$20,337	$112	$485	$19,964	31%
Obligations of States and Political Subdivisions	19,846	89	358	19,577	30%
Industrial and Miscellaneous	3,674	56	102	3,628	6%
Mortgage-Backed Securities	918	3	12	909	1%

Total Fixed Maturities	44,775	260	957	44,078	68%

Equity Securities
At Market Value	14,392	5,205	533	19,064	29%
At Estimated Value	94	1,495	9	1,589	2%

Total Equity Securities	14,486	6,700	542	20,653	32%

Total Available-for-sale	$59,261	$6,960	$1,499	$64,731	100%

(1)	Original cost of equity securities; original cost of fixed income securities adjusted for amortization of premium and accretion of discount.

2002 Interim Results

     The Company’s strong financial performance has continued through the first nine months of 2002, with LTM combined ratio, ROA, and ROE of 93.1%, 3.3%, and 9.16%, respectively. Despite the declining equity market and low interest rates, policyholder surplus grew to over $36 million.

Income Statement ($000s)

LTM Ended
September 30, 2002

Revenue:
Net premiums earned	$36,881
Investment income, net of expenses	2,111
Net realized investment (losses) gains	217
Other revenue	272

Total Revenue	39,481
Expenses:
Losses and loss adjustment expenses	17,138
Amortization of deferred policy acquisition costs	9,985
Other expenses	7,209

Total Expenses	34,332
Operating income	5,149
Minority interest in (income) loss of sub	(540)

Income before taxes	4,609
Income tax	1,320

Net income	$3,289

Loss and loss adjustment expense ratio	46.5%
Expense ratio	46.6%
Combined ratio	93.1%
ROE	9.16%
ROA	3.30%
Investment yield	3.63%

Balance Sheet ($000s)

September 30, 2002

Assets
Investments, at fair value
Fixed income, available for sale:	$45,022
Equity securities	18,683

Total Investments	63,705
Cash and cash equivalents	12,077
Premiums receivable	7,163
Reinsurance receivables	3,316
Prepaid reinsurance premiums	1,154
Deferred policy acquisition costs	5,448
Accrued investment income	643
Property and equipment, net	4,833
Deferred income taxes	1,345
Goodwill	2,431
Other Assets	815

Total Assets	$102,930

Liabilities
Losses and loss adjustment expenses	$31,978
Unearned premiums	24,053
Accounts payable and accrued expenses	7,055
Deferred income taxes	—
Other reinsurance balances	301
Other liabilities	1,138
Minority interest in sub	2,022

Total Liabilites	66,547
Policyholder Surplus
Unassigned surplus	34,152
Accumulated other comprehensive income:
Unrealized gains in investments, net of deferred income taxes	2,231

Total Surplus	36,383
Total Liabilities and Surplus	$102,930

Insurance Industry Analysis

     Throughout the 1990s the property/casualty industry experienced a highly competitive, “soft” market in which insurers sacrificed underwriting profitability for premiums growth and relied more heavily on their investment income to produce overall profitability. In this market, consumers benefited handsomely. Net written premiums as a percentage of Gross Domestic Product decreased steadily from 3.8% in 1990 to only 3.0% in 2000.

Commercial lines net written premiums as a percentage of GDP fell from 2.3% in 1998 to only 1.5% in 2000.

     In personal lines, auto insurance expenditures as a percentage of household income remained fairly flat. During this period, homeowners insurance expenditures as a percentage of household income and as a percentage of median home price declined 20% and 13%, respectively.

     Property/casualty insurers were able to maintain profitability through much of this soft market due to the success of their investment portfolios. Investment income increased steadily from the 1970s, offsetting underwriting losses, until the late 1990s when falling interest rates resulted in lower investment yields.

     Although the industry’s cash flow based underwriting strategy worked throughout the last decade, several factors that attacked the industry’s profitability converged recently. While low interest rates and bear markets (in equities) hurt investment results; mold, asbestos and terrorist attacks created huge underwriting losses.

     The World Trade Center attacks on September 11, 2001, was the world’s single biggest catastrophe, based on insured loss. Property/casualty losses are estimated at $37 billion. 2001 was the first year ever with a full year net loss (nearly $7 billion) for the property/casualty industry. P/C insurers paid $52 billion more in claims & expenses than they collected in premiums and reinsurers had their worst combined ratio ever of 162.5%.

     To counter this declining profitability, 2002 has seen the beginning of a “hard” market in which businesses and consumers are experiencing premium increases in all lines of P/C insurance. According to Conning & Company, commercial rates in the third quarter of 2002 increased an average of 19%, with some lines more than doubling. Industry experts see this as a long-needed correction and a return to more disciplined loss underwriting. This hard market is expected to continue through 2003 and perhaps into 2004 because there is a significant lag between the time when rates are increased and when insurers generate higher profits.

     While the property/casualty insurance sector has outperformed the S & P 500, up 2% since September 11, 2001 versus an 18% loss for the S & P 500, investors still show uncertainty with respect to the property/casualty stocks. According to securities firm Fox- Pitt, Kelton, insurers have taken approximately $12 billion in charges this year to bolster loss reserves. One example is Chubb’s $625 million charge in the third quarter of 2002 to shore up reserves against asbestos claims. Issues such as the continued threat of terrorism, potential mold and asbestos losses, and other undiscovered “sins of the past” weigh on investors. A Dowling & Partners study finds that price to book value ratios for the industry are below 150%, down from a recent peak of 190% in 1998.

Public Company Analysis

Methodology

     Griffin arrived at a range of market values for Mercer Mutual by comparing the Company to publicly traded property/casualty insurance companies which it determined to be similar from the perspective of an equity advisor (the “Comparable Group”). This widely-utilized and accepted method of analysis utilizes financial and market data for publicly traded companies to estimate prevailing investor attitudes and expectations with respect to the equity securities of a company which, like Mercer Mutual, is not publicly traded. We developed representative market multiples from public market data and then adjusted such multiples to account for factors such as the “new issue discount” and other differences between the Company and the Comparable Group which, in our judgement, an investor would consider appropriate. We then applied these adjusted market multiples to Mercer Mutual’s book value and net income after giving pro forma effect to the proposed conversion and the earnings on the addition of the net proceeds to Mercer Mutual’s investment portfolio, to produce a market value of the Company as if its securities were traded in the open market on a minority interest basis, or a “freely-traded” value.

Other Valuation Methods

     Before selecting the public company analysis method to arrive at the value of Mercer Mutual, Griffin considered the use of other widely used valuation methods including the discounted cash flow or income approach and the net asset value approach.

     Griffin did not utilize a discounted cash flow analysis. The use of this valuation methodology in insurance company valuations and, in particular, valuations performed in connection with other mutual to stock conversions of insurance companies, does not appear to be as customary or as prevalent as it is in other industries with more predictable cash flows. The discounted cash flow (“DCF”) method assumes that the value of an enterprise is equal to the net present value of all future net cash flows. This method relies heavily on the accuracy of the projections of future cash flows and works best when future cash flows have a high degree of predictability. Cash flows from the insurance industry are inherently unpredictable because of fluctuating losses. An infusion of new capital as a result of the Conversion and the speed with which the Company will be able to utilize this capital to support premiums writing creates uncertainty with respect to future earnings and cash flow. Mercer Mutual’s plan to diversify geographically and grow by acquisition further creates non-quantifiable changes in earnings and cash flow.

     The net asset value approach considers the fair market value in use of individual assets and liabilities. It is best utilized in determining the liquidation value of a company and generally is not used for valuing initial public offerings which contemplate the continuation of the company on a “going concern” basis. For this reason, Griffin did not utilize the net asset value approach, or any liquidation approach.

Companies Selected

     In order to determine the market multiples to be applied to Mercer Mutual, Griffin selected a group of 14 exchange-listed, publicly-traded property/casualty insurance companies which it believes investors likely would compare to the Company. In selecting the Comparable Group, Griffin considered:

•	company size;

•	underwriting profitability;

•	total profitability;

•	markets served and geographic concentration;

•	comparability of product lines; and

•	companies Mercer Mutual considers competitors or against which Mercer Mutual benchmarks itself.

     No company included in the Comparable Group is identical to Mercer Mutual. Including certain companies in the Comparable Group, and not including others, involves complex and subjective judgments concerning the financial and operating characteristics of Mercer Mutual and of the companies to which it is being compared. This process is necessarily not susceptible to summary analysis. In making these judgements, Griffin did not attribute any particular weight to any one factor listed above compared to any other. A brief description of each member of the Comparable Group follows:

Alfa Corporation (NASDAQ: ALFA), Montgomery, AL

     As of September 30, 2002, ALFA had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $480, $1,872, $935, $552, $975, and $71 million, respectively. Although specializing in providing insurance products and services to members of an affinity group, ALFA’s strong performance (LTM combined ratio and ROE of 98.88% and 13.53%, respectively), geographic concentration (83% of direct premiums written in Alabama) and product line mix (65% Auto, 23% Homeowners, 5% Farmowners, 4% Com’l Multiperil) qualify it for membership in the Comparable Group. (Although downstream companies sometimes trade at a discount to similar companies that are not majority-controlled, ALFA and the other downstream companies included in the Comparable Group do not appear to trade at such a discount and were otherwise selected for inclusion because of strong product or geographic comparability to Mercer Mutual.)

Baldwin & Lyons, Inc. (NASDAQ: BWINB), Indianapolis, IN

     As of September 30, 2002, BWINB had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $96, $600, $279, $275, $276, and $16 million, respectively. Although BWINB predominantly serves the commercial trucking fleet and independent trucking contractor niche markets, BWINB’s underwriting performance (LTM combined ratio of 88.75%) and size qualify it for membership in the Comparable Group.

Commerce Group, Inc. (NYSE: CGI), Webster, MA

     As of September 30, 2002, CGI had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $1,154, $2,378, $1,496, $797, $1,229, and $72 million, respectively. Although Commerce Group has net policy revenue over $1 billion, its strong performance (LTM Combined ratio and ROE of 99.22% and 8.81%, respectively) in a highly-regulated environment and highly-concentrated geographic focus (88% of direct premiums written in Massachusetts) qualify it for membership in the Comparable Group.

Donegal Group, Inc. (NASDAQ: DGICB), Marietta, PA

     As of September 30, 2002, DGICB had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $182, $489, $321, $131, $101, and $8 million, respectively. Donegal Group’s size and scope (LTM net policy revenue of $182 million with 63% of direct premiums written in Pennsylvania) and product offerings (51% Auto - Private & Com’l, 18% Homeowners, 14% Com’l Multiperil, 13% Workers’ Comp) qualify it for membership in the Comparable Group.

EMC Insurance Group (NASDAQ: EMCI), Des Moines, IA

     As of September 30, 2002, EMCI had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $290, $758, $449, $154, $201, and $10 million, respectively. EMC’s size, mix of business (34% Auto - private & com’l, 19% Workers’ Comp, 15% Other Liability, 7% Homeowners), and back office operations qualify it for membership in the Comparable Group.

Erie Indemnity Company (NASDAQ: ERIE), Erie, PA

     As of September 30, 2002, ERIE had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $157, $2,195, $1,020, $958, $2,329, and $144 million, respectively. Despite its large size, ERIE’s strong profitability (LTM ROE of 16.09%), regional presence and product offerings put it in direct competition with the Company for both potential policyholders and investors, qualify it for membership in the Comparable Group.

Harleysville Group Inc. (NASDAQ: HGIC), Harleysville, PA

     As of September 30, 2002, HGIC had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $755, $2,300, $1,331, $623, $814, and $44 million, respectively. Despite its size, Harleysville Group’s base region, product lines, and the fact that it is one of the primary models for growth used by Mercer Mutual, qualify it for membership in the Comparable Group.

Merchants Group, Inc. (AMEX: MGP), Buffalo, NY

     As of September 30, 2002, MGP had net premiums earned, total assets, total policy reserves, total shareholders’ equity, and last twelve months’ net income of $89, $271, $187, $68, $3, and $46 million, respectively. MGP’s regional focus, small size, product line offering (52% Auto - private & com’l, 27% Com’l Multiperil, 10% Workers’ Comp, 9% Homeowners) and underwriting focus qualify it for membership in the Comparable Group.

The Midland Company (NASDAQ: MLAN), Amelia, OH

     As of September 30, 2002, MLAN had net premiums earned, total assets, total policy reserves, total shareholders’ equity, and last twelve months’ net income of $561, $1,082, $590, $295, $334 and $21 million, respectively. Although it predominantly serves niche markets, The Midland Company’s underwriting performance (5 year average combined ratio of 96.62%) and profitability (LTM ROE of 7.02%) qualify it for membership in the Comparable Group.

National Security Group (NASDAQ: NSEC), Elba, AL

     As of September 30, 2002, NSEC had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $30, $98, $47, $42, $33, and $3 million, respectively. Although National Security Group primarily provides fire coverage, NSEC’s small size and scope (54% of direct premiums written in Alabama and the balance in neighboring states) and profitability (LTM ROE of 5.19%) qualify it for membership in the Comparable Group.

Philadelphia Consolidated Holding Corp. (NASDAQ: PHLY), Bala Cynwyd, PA

     As of September 30, 2002, PHLY had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $376, $1,296, $706, $464, $785, and $32 million, respectively. Although PHLY is not geographically concentrated, its performance (LTM combined ratio and ROE of 96.52% and 7.42%, respectively) and product mix qualify it for membership in the Comparable Group.

Penn-America Group, Inc. (NYSE: PNG), Hatboro, PA

     As of September 30, 2002, PNG had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $104, $299, $198, $90, $105, and $8 million, respectively. PNG’s performance (LTM combined ratio and ROE of 99.14% and 10.14%, respectively), size and product offering qualify it for membership in the Comparable Group.

RLI Corporation (NYSE: RLI), Peoria, IL

     As of September 30, 2002, RLI had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $321, $1,585, $1,054, $323, $691, and $33 million, respectively. Although RLI underwrites specialty coverages including eqrthquake, errors & omissions, directors & officers, and surety, RLI’s performance (LTM combined ratio and ROE of 97.21% and 9.75%, respectively), and strong underwriting culture qualify it for membership in the Comparable Group.

Selective Insurance Group (NASDAQ: SIGI), Branchville, NJ

     As of September 30, 2002, SIGI had net premiums earned, total assets, total policy reserves, total shareholders’ equity, market capitalization, and last twelve months’ net income of approximately $962, $3,064, $1,960, $639, $695, and $36 million, respectively. Despite underwriting losses (LTM combined ratio of 113.44%) and large size (LTM net policy revenue of $962 million), SIGI’s overlapping market coverage and product offering make it a leading competitor of the Company and qualify it for membership in the Comparable Group.

[It also should be noted that one could argue that the inclusion of one or more of the companies in the Comparable Group is inappropriate because a materially higher percentage of their net premiums revenue is attributable to discrete, specialty niche markets. We have elected nonetheless to include these companies because of the reasons set forth above.]

Financial Comparisons

     All but one company in the Comparable Group are much larger than Mercer Mutual. Below is a summary of the mean and median values for the financial condition of the Group as of September 30, 2002, and how Mercer Mutual compares.

Financial Condition

		Total				Policy
	Total	Policy	Shareholders’	Market	Equity /	Reserves /
	Assets	Reserves	Equity	Cap	Assets	Equity
	($000s)	($000s)	($000s)	($000s)	(%)	(x)

Group Mean	1,244,617	713,378	375,139	585,808	32.36	1.98
Group Median	1,081,998	590,227	294,636	333,650	29.47	2.00
Mercer Mutual	102,930	56,031	36,383	NA	35.35	1.54

     The Company is much smaller than members of the Comparable Group. Its total assets are less than 1/10th of both the Group Mean and Median, and its policyholder surplus is less than 1/10th of the Group Mean shareholders’ equity. The Company’s higher equity/assets ratio demonstrates the conservative use of capital by management. Mercer Mutual has a significantly lower policy reserves/equity ratio, which is consistent with the low loss ratios it has experienced over the last several years.

     All fourteen members of the Comparable Group were profitable during the last twelve months ended September 30, 2002, but only six posted underwriting gains (combined ratios less than 100%).

Financial Performance

					Policy	Net Premiums
	LTM	LTM			Revenue/	Written/
	Policy	Combined	LTM	LTM	Total	Average
	Revenue	Ratio	ROA	ROE	Revenue	Eqtuiy
	($000s)	(%)	(%)	(%)	(%)	(x)

Group Mean	373,456	104.52	2.68	7.96	82.05	1.25
Group Median	289,569	103.57	2.31	7.02	89.81	1.27
Mercer Mutual	36,881	93.09	3.30	9.16	93.01	1.03

     As stated above, Mercer Mutual’s LTM net policy revenue is significantly less than the Comparable Group Mean and Median values. The Company’s higher policy revenue/total revenue also may be indicative of size and less financial diversification than the members of the Comparable Group. Net premiums written/average equity is the industry’s leverage ratio, and suggests that Mercer Mutual relies on reinsurance to a greater extent than the Comparable Group and, therefore, does not use capital as aggressively as the members of the Comparable Group. The infusion of capital from the Conversion likely will permit Mercer Mutual to reduce its dependence on reinsurance resulting in a net premiums written/average equity ratio that will be more in line with the Comparable Group ratio. This further suggests that comparison to the larger companies in the Comparable Group is warranted. The Company’s strong financial performance, evidenced by a low combined ratio, a high ROA and a high ROE, exceeds the Comparable Group’s Mean and Median Values.

Market Value Measures

	52 Week	Price/	Price/
	Price	LTM	LTM	Price/
	Change	Revenue	Earnings	Book
	(%)	(x)	(x)	(%)

Group Mean	5.24	1.22	17.38	133.62
Group Median	3.07	0.94	17.52	123.43

     The Comparable Group’s stock performance over the last 52 weeks (3.07% median increase) has exceeded that of the property/casualty Insurance sector (2.51% median decrease) as a whole. This is to be expected, since all members of the Comparable Group were profitable during the twelve months ended September 30, 2002.

     In analyzing Market Value Measures, there appears to be direct correlation between size and valuation multiples. Although the Comparable Group is much larger than Mercer Mutual, it still is comprised of smaller members of the property/casualty insurance sector, and it’s mean and median multiples are lower than those of the sector as a whole.

     It also should also be noted that even though property/casualty insurer share prices have increased since 1997, valuation multiples are lower now than when the Company adopted it’s original Plan of Conversion. As previously discussed in INSURANCE INDUSTRY ANALYSIS, the

Dowling & Partners Composite P/C Industry Price to Book (%) has fallen from 190% in March 1998 to a level of 146% as of July 29, 2002.

Discounts to Multiples

     As described earlier, Griffin believes that it is appropriate to adjust the market valuation multiples before application to Mercer Mutual because of several important differences between Mercer Mutual and the Comparable Group. These discounts are described below.

Size Discount

     As stated earlier, Mercer Mutual is significantly smaller than thirteen of the fourteen members of the Comparable Group. As the following table indicates, smaller companies in the insurance industry tend to have discounted valuation multiples:

Median Price/Book Multiples

		LTM Revenue
	< $200M	$200M - $1B	Discount

Profitable P/C Insurers	86%	124%	30%
Profitable Other, Non-P/C Insurers	73%	97%	24%

Financial Data for September 30, 2002
Pricing as of 1/8/03

     This is also true of the Comparable Group as the median price to book and price to earnings (79.65% and 14.84x, respectively) multiples of the five smallest companies are significantly lower than the Group Median Values. Smaller companies tend to be penalized for issues such as less liquidity in their stock, limited diversification of income, and a reduced ability to withstand extraordinary or catastrophic events. In light of this, a 25% discount to the

Comparable Group valuation multiples is appropriate, in our opinion, for purposes of valuing Mercer Mutual.

New Issue Discount

     Investors view new issues with some degree of skepticism regarding the future performance of the issuer, its utilization of the capital raised, and the marketability of the security. Studies by Ibbotson, Sindelar and Ritter, and Securities Data Corporation suggest that the discount applied to new issues historically approximates 15%. 2002 saw only 97 initial public offerings, the fewest since 1979, and many securities industry experts do not expect a quick turnaround in 2003. Even successful new issues in 2002 had to withstand greater scrutiny and investor skepticism, and many had to lower their offer prices to attract investor interest. One such example in the property/casualty industry is Safety Insurance Group which had to postpone its offering and lower its price from an original target of $16-$18 to $12 when it finally went public in late November. Additionally, a random sampling of initial public offerings in 2002, without regard to company specific factors, if any, indicates that a discount of at least 18-19% is more appropriate in light of these market conditions. Finally, we note that the Plan calls for Griffin to establish a pricing range that is 15% above and below a midpoint valuation. If there is strong demand for the offering, resulting in subscriptions at the high end of this 30% range, then, absent a new issue discount of greater than 15%, the possibility exists that there effectively would be no new issue discount. Because the Act permits an appraisal range designed to elicit a full subscription, Griffin believes a new issue discount is appropriate at all points in the range. Due to these current market conditions, in our opinion, a 20% new issue discount should be applied to the Comparable Group market valuation multiples for valuing Mercer Mutual.

Other Company-Specific Discounts

     In our opinion, an additional discount of 10% should be applied to the Comparable Group market valuation multiples to account for company-specific issues such as Mercer Mutual’s lack of geographic scope, its post-Conversion return on equity, and its business plan, which is predicated, in part, on expansion through acquisition.

     Because of catastrophe risk, property/casualty insurers that have a significant geographic concentration are viewed negatively by rating organizations such as A. M. Best. These companies tend to be smaller companies that trade at a discount to larger companies that are otherwise comparable. Griffin believes that this is not attributable to size alone, but, rather, some component of this discount is due to geographic concentration. With 100% of its business in New Jersey and Pennsylvania, Mercer Mutual is significantly concentrated in a single region. This concentration means more vulnerability to catastrophe as well as economic conditions, and therefore less diversification of business risk. Mercer Mutual also may be less likely to attract management talent, and consumer and investor interest.

     Furthermore the capital raised in the Conversion will substantially increase the Company’s equity, which will result in a pro forma return on equity below the Comparable Group Mean and Median in the near term. The Company’s ability to profitably deploy this capital (other than in connection with acquisitions) and improve return on equity without diluting its strong underwriting discipline is a material post-Conversion execution risk.

     Finally, during the past five years Mercer Mutual has grown by encouraging agents who originated policies for competitors to instead originate policies for the Company. The acquisition of Franklin, a small personal lines carrier, also has been significant. It appears that the Company’s strong underwriting culture has taken root in Franklin, but this did not happen overnight. As noted, this strong underwriting discipline is an important component of the

Company’s success. The Company expects to grow by acquisition and its ability to export its strong underwriting culture to acquisition targets (especially large acquisition targets) is yet to be proven.

Application of Multiples

     After applying the above adjustments, in series, to the Comparable Group multiples, and then applying these adjusted multiples to pro forma Mercer Mutual metrics, the following range of values is produced.

		Discounts				Pro
	Comparable					Forma	Estimated
Valuation	Group		New	Mercer	Adjusted	Mercer	Range of
Measure	Multiple	Size	Issue	Specific	Multiple	Metric	Values

Price / Book	1.23	25%	20%	10%	0.67	$84,718	$56,761
Price / Earnings	17.52	25%	20%	10%	9.46	4,181	39,549

     This is obviously a wide range of values. Due to the variability of earnings in the property/casualty insurance industry, investors generally place more weight on the price to book ratio than on the price to earnings ratio. Another factor to consider is that the Company will issue approximately 448,141 shares to purchase the remaining outstanding shares and options of Franklin. (Calculation of the number of shares to be issued is included in Exhibit C.) This will have an 8 - 11% dilutive effect, based on the range of values above, on the shares of the Holding Company issued in the Conversion offering.

     Due to the appreciably lower valuation derived from the price to earnings multiple and the dilutive effect of the issue of shares for Franklin, in our opinion, the true valuation lies within the above range. Pursuant to the Insurance Company Mutual to Stock Conversion Act, the offering may price 15% above the valuation, and Griffin believes that the $56.8 million value implied by the price to book ratio multiple approximates the upper limit of the range.

Valuation Conclusion

     In Griffin’s opinion, pursuant to the instructions contained in the Act and Plan, as of January 2, 2003, the estimated pro forma market value range of Mercer Mutual as a subsidiary of the Holding Company is $41.7 million to $56.4 million, with a midpoint of $49.0 million.

     The following table depicts the pro forma effects of Conversion proceeds as of September 30, 2002. We anticipate updating this appraisal quarterly until commencement of the subscription offering and then at the conclusion of the subscription offering or as requested by the Company.

Pro Forma Effects of Conversion Proceeds
As of September 30, 2002
(Dollar Amounts in Thousands, except per Share Data)

	Minimum	Midpoint	Maximum

Shares Offered	4,165,000	4,900,000	5,635,000
Less ESOP Acquisition	416,500	490,000	563,500

	3,748,500	4,410,000	5,071,500
Price Per Share	$10.00	$10.00	$10.00
Gross Proceeds	41,650	49,000	56,350
Estimated Expenses (1)	2,750	2,750	2,750
Stock issued to ESOP (2)	4,165	4,900	5,635
Stock issued to FHC (3)	4,481	4,481	4,481

Net Proceeds	30,254	36,869	43,484
Net Income (4)	3,289	3,289	3,289
Income on Proceeds (5)	714	870	1,026
Plus: Minority Interest Income (6)	351	351	351
Less: ESOP Adjustment (2)	135	159	183

Pro Forma Net Income	4,218	4,351	4,483
Earnings Per Share	$1.13	$0.99	$0.88
Book Value	36,383	36,383	36,383
Net Proceeds + FHC shares	34,735	41,350	47,965

Pro Forma Book Value	71,118	77,733	84,348
Book Value Per Share	$18.97	$17.63	$16.63
ROE	5.9%	5.6%	5.3%
Price / Book	0.59	0.63	0.67
Price / Earnings	9.87	11.26	12.57

(1) Expenses estimated as 2% of valuation plus $1,500 with a minimum of $2,750.

(2) ESOP adjustment based on 5% pre-tax interest cost, seven year amortization, and 10% of offering.

(3) Assumes 448,141 shares issued to purchase the remaining outstanding shares and options of Franklin.

(4) Latest Twelve Months’ period.

(5) Assumes Latest Twelve Months’ invest yield of 3.63% before taxes.

(6) Minority interest in income of Franklin for the Latest Twelve Months’ period.

Forward Looking Information

     This document contains forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies and their advisors to provide prospective information without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual amounts to differ materially from those projected in the information. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” or similar expressions in this Appraisal

     The forward-looking statements are subject to numerous assumptions, risks and uncertainties. We have identified several important factors that could cause actual results to differ materially from any results discussed, contemplated, projected, forecast, estimated or budgeted in the forward-looking information. All of these factors are difficult to predict and are beyond Griffin’s control. These important factors include those discussed under “Risk Factors” in the registration statement to be filed by the Holding Company and those listed below:

•	Future economic conditions in the regional and national markets in which Mercer Mutual compete which are less favorable than expected;

•	Financial market conditions, including, but not limited to, changes in interest rates and the stock markets causing a reduction of investment income or investment gains, an acceleration of the amortization of deferred policy acquisition costs, reduction in the value of Mercer Mutual’s investment portfolio or a reduction in the demand for Mercer Mutual’s products;

•	The impact of acts of terrorism and acts of war; the effects of terrorist related insurance legislation and laws;

•	Inflation;

•	Estimates of loss reserves and trends in losses and loss adjustment expenses;

•	Heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors;

•	The potential impact on Mercer Mutual’s reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies;

•	Inability to carry out marketing and sales plans, including, among others, development of new products or changes to certain existing products and acceptance of the new or revised products in the market;

•	Unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

•	Adverse litigation results or resolution of litigation and arbitration; the ability to carry out business plans; the ability to enter new markets successfully and capitalize on growth opportunities; and

•	Adverse changes in applicable laws, regulations or rules governing insurance holding companies and insurance companies, and environmental, tax or accounting matters including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements, and changes that affect the cost of, or demand for Mercer Mutual’s products.

     All subsequent written and oral forward-looking information attributable to Griffin or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to publicly release any revisions that may be made to any forward-looking statements to reflect events or circumstances occurring after the date of this Appraisal.

Assumptions and Limiting Conditions

The appraisal is subject to the following assumptions and limiting conditions:

•	All facts, data, estimates, opinions, and other information contained in this report obtained from the Company and other sources are true, correct, and complete, and we did not independently verify any of such information.

•	Possession of this report, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone but the client without the previous written consent of the client and us and, in any event, only with proper attribution.

•	We are not required to give testimony to court, or be in attendance during any hearings or depositions, with reference to the company being valued, with the exception of any hearing convened by the Pennsylvania Department.

•	The various estimates of value presented in this report apply to this appraisal only and may not be used out of the context presented herein. The appraisal is valid only for the purpose or purposes specified herein.

•	The appraisal reflects facts and conditions existing at the appraisal date. Subsequent events have not been considered, and we have no obligation to update our report for such events and conditions, except as set forth herein.

•	We believe the exercise of Franklin Mutual’s purchase option would not have a material effect on the pro forma range of market values of Mercer Mutual, and the possible exercise of this purchase option is not considered in this appraisal.

•	Financial statements through September 30, 2002 were presented to us. We assume no liability or responsibility for the correctness of the financial statements.

•	We assume no responsibility for matters of legal nature affecting the business, compliance with laws or regulations, or title to the assets for which management has not informed us of any pending problems.

•	Our report is based on historical and other financial information provided to us by management. We take no responsibility for such financial information or for the underlying data presented or relied upon in this report.

•	We have relied upon the representations of the Board of Directors, management and others concerning the assets, liabilities, revenue, expense, and prospects of the Company.

•	Griffin acts as financial advisor to the Company in connection with the Conversion and will receive a fee in connection with those services. Griffin is affiliated with Stevens and Lee P. C., special counsel to the Holding Company and Mercer Mutual.

•	Griffin does not purport to be a guarantor of value. Appraisals of non-public companies is an imprecise science, with valuation being a question of fact upon which reasonable people can differ in their estimates.

     The range of values set forth, herein, is subject to these and to any other assumptions and limiting conditions set forth in the body of this report that may have been omitted herein.